
LIVSN

INVEST IN **LIVSN DESIGNS**

Functional & versatile outdoor clothing: Own Less, Live More

livsndesigns.com Bentonville, AR

Ecommerce | Consumer Goods | Retail | B2C | Fashion

Highlights

1. Earned B Corp Certification to create products & systems that maximize function & minimize harm

2. Established foothold in a competitive outdoor market, with 112 retailers in the USA

(3) Generated over $2 million in revenue in 2024

(4) Released 30 durable, versatile products backed by lifetime warranty & our LIVDN repair program

(5) Proved product-market-fit & community buy-in through 5 successful Kickstarters, raising over $1M

(6) Achieved a 4.62 average product rating over 3,297 reviews

(7) Expanded at a 53% Compound Annual Growth Rate since 2018

(8) Attracted features in Gear Junkie, Outside, Men's Journal, Forbes, Carryology, & more

Featured Investors



Ramsay Ball
Invested $240,000 ⓘ

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Syndicate Lead
Working to get the world on track in any way I can.

"As a local investor in over fifty young companies, LIVSN has been one of the best and is a great example on how to successfully grow a company based on great products that hold true to strong values such as sustainability and corporate responsibility. I had the good fortune to meet Andrew many years ago, before he started LIVSN, and have been supporting the company since the beginning. He has been an exceptional leader - smart, honest, humble. LIVSN products are remarkable, beginning with the very first Flex Canvas Pants. I purchased one of the original pairs as part of my due diligence. I've worn them over 700 times. I can wear them anywhere. Best pants I've ever had and still going strong!"

Phil Graves in



Invested $5,000 ℹ

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Phil Graves is the Chief Financial Officer of EverDriven and a board member at LIVSN. As VP at Patagonia, he led strategic finance, corporate development, the venture capital fund Tin Shed Ventures, and built the resale business Worn Wear.



Why Phil Graves invested in LIVSN
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"I support LIVSN because they are raising the bar in sustainability at a time when the world desperately needs it. This is more than building a business — it's about building a future. LIVSN is designing durable, timeless apparel with the health of the planet and future generations in mind. I've spent my career working at the intersection of business and impact, and I know how rare it is to find a company that truly integrates both. LIVSN is proving that profitability and responsibility can go hand-in-hand — and that's the kind of company worth backing."

Watch Full Interview

chstar

Techstars Ventures in



Invested $270,000 ℹ

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Notable Investor

Techstars is a leading pre-seed and early-stage venture capital firm, investing in a diverse, global pool of entrepreneurs and high-growth companies. Since the first

diverse, global pool of entrepreneurs and high-growth companies. Since the first Accelerator Program launched in 2007, Techstars has supported founders and delivered strong and consistent returns.

Amos Schwartzfarb, Managing Director (former)



"I originally invested in LIVSN in for two reasons. The first is that I believe Andrew is an incredible leader driven to make the significantly positive impact not just in the outdoor industry, but in general. The second reason is that I used early versions of the product. I immediately knew that this was a product I use. As time has gone on, and as a very active outdoor adventure, Livsn clothing is the primary clothing that I use for everything that I do outdoors. That goes from mountain biking to mountain climbing, backpacking, paddle boarding, to rock climbing and more. Watch link to watch a short video on why we at Techstars invested in LIVSN, twice."

Watch Full Interview

 **Jeff Starling** in   **Follow**

Family investment office, pursuing investment opportunities in home network of Northwest Arkansas. Real-estate development, small business, large tech, angel investing, large fund investment all within the Starling Investments portfolio.

"Investing in a company that prides itself on building a lasting product, setting itself apart from a landscape of single-use waste and low durability goods sold by companies prioritizing volume over quality, was easy to do when LIVSN came across our desk. The quality and reliability of the goods produced are mirrored directly by that of the team behind the brand. LIVSN delivers a message with their products and stands behind that message, guaranteeing a durable good while staying conscious of their low-impact operation. Less is more, and with LIVSN, I'm as confident in my investment as I am in the pants I wear religiously."



Other investors include <u>RZC Investments</u>, <u>Stephen Regenold</u> & 468 more

Our Team



Andrew Gibbs-Dabney Founder & CEO

Andrew is responsible for strategy and leadership. He directly manages our team, finance, and brand. He has a 13-year background in outdoor-apparel management. A lifelong outdoorist, he believes business success and social progress go hand in hand.



Todd Stockbauer CFO

Todd serves as LIVSN's fractional CFO. He has spent the past 20 years in the outdoor/apparel industry, both as a financial executive and as a consultant. When not working, Todd can be found chasing his passions for cycling, skiing, hiking.



Jake Kowalewski VP Operations

Jake handles much of the day to day operations to keep things moving smoothly. He has experience with Lean Six Sigma and Project Management, and a Masters degree in Operations Management but has had a lifelong passion for the outdoors.



Abby Hollis VP of Product and Impact

Abby directly leads our design, factory partners, and production management, while also reserving part of her time to lead strategy and execution on quantifying and reducing our impact as the business scales. She is our B-Corp champion, aka beekeeper.



Andrew Bounds Sales Director

Andrew is a high-level communicator and devoted to giving every customer a personal experience that leaves them feeling connected to and valued by our team. He is a true outdoorsman and always down for fun and adventure with family and friends.



Brian O'Dea Community Manager

Brian manages our written content, ambassadors, athletes, and creators while also serving as the head of customer service. Brian lives a minimalistic life and loves providing information that enables others to do the same.



Erin Irizarry Retail and Events Manager

Erin served as the Store Manager for one of our biggest retailers, Gearhead Outfitters, for over nine years. She brings a wealth of knowledge in merchandising and customer experience. She loves to climb and camp, typically in the Buffalo River area.

Live More with LIVSN Designs

We believe life is about living deeply, not the quantity of things you own. Our motto, "Own Less, Live More," encourages you to live a well-worn life, knowing your clothing can handle whatever you throw at it.





A letter from our founder

My name is Andrew Gibbs-Dabney, the founder of LIVSN. We're an emerging outdoor clothing brand with traction in our industry, and we're raising an equity crowdfunding round on Wefunder to fuel the next phase of growth.

In 2018, I founded a company with the idea of creating something of value in the world. A company with the right to exist because of the merits of its products, its service to its stakeholders, and its responsibility to its community. For real, the very first piece of content that "LIVSN" created was a two-part blog post about what sustainability truly means in business. We've evolved our thinking over time, but those original thoughts still hold true today.

Whether you're a customer who owns a piece of our clothing, a retailer who took a chance on an emerging brand, an angel investor interested in the outdoor space, or simply a passerby on Wefunder, welcome to LIVSN.

What we see out there is opportunity. Opportunity for impact, and opportunity for the right kind of growth. We believe the world needs more businesses that do good. We're acutely aware that responsible purchasing, especially online, is becoming increasingly challenging and that everything is becoming more expensive. That's why we follow in the footsteps of the best by building great products, delivering great service, and doing responsible business.

I want to invite you to join us on this journey. Our goal is to be among the best brands in the world, creating the world's finest outdoor clothing. We aim to create clothing that empowers you to pursue your passions. Stuff you feel good about because of how well it was designed, how it was produced, and how great it performs. And along the way, create a positive community that connects people around intentional living and outdoor pursuits

I believe that if we follow our mission, values, and design principles, we will achieve our goals. Will you join us?

Thank you for your time. I know how valuable it is.

-Andrew Gibbs-Dabney, Founder & CEO

A part of the solution

Our mission, and one we hope others imitate, is to empower people to "own less and live more" by creating durable, versatile, and responsibly produced outdoor clothing that encourages them to spend more time in nature. As a certified B Corporation, We are legally committed to "Create products and systems that maximize function and minimize harm to people and planet" through thoughtfully designed, long-lasting apparel made with lower-impact materials and ethical practices.

LIVSN will lead to a better way

LIVSN will be the best creator of premium, responsible outdoor clothing in the world.

What do we mean by premium?

- High-quality, best-in-class materials
- Extreme attention to detail, aesthetic, and fit
- Rigorous QC to deliver consistency

What do we mean by responsible?

- Versatile products built to last
- Using sustainable materials and packaging
- Best-in-class warranty and product lifecycle management (repairs, end-of-life)

What do we mean by outdoor?

- Products built to rigorous standards of outdoor functionality, but with subtle styling for everyday use
- Generalist use-cases such as camping, hiking, and overlanding to ensure we maintain everyday useability

How our values inform our products

Said simply, our goal is for our products to have functionality that exceeds their impact. This puts the pressure on us to make our products as good as they can be, and to last as long as possible. That means they must work well for their intended use. It means that they can blend into daily life, allowing them to be worn more often. They need to be physically tough enough for hard use. All the while, they need to build emotional durability, a connection with the wearer, so when they eventually wear down, people want to use our repair program. That's why we refiled as a Public Benefit Corporation and became certified as a B Corp in 2024.

The following set of Design Principles has guided us since day 1, with the addition of one along the way.

Design Principles

Choose the highest quality materials.

Good products are made of good stuff. When choosing materials, we look for high quality, abrasion-resistant materials that will hold up over time and serve their purpose well. We choose materials with function in mind for each product use case, resulting in pieces that will be loved for the long haul.

Build durability into design.

In addition to choosing durable materials, we reinforce common failure points in all garments with thoughtful stitching and double layering. In 2024, we created our Product Standards Manual, which ensures these reinforcements are consistent across the line.

Because even the toughest garments fail eventually, we design for repairability and ensure long-term durability through our warranty and repair programs.

Prioritize mobility.

We believe the clothes you wear should allow you to "live more," not hold you back from doing the stuff you love. We design our garments to move with you wherever you go, integrating stretch and articulation where needed.

Aim for timeless style.

In addition to physical durability, we prioritize emotional durability: a product's ability to be loved for a long time. We avoid trendy silhouettes and take inspiration from vintage styles that have lasted the test of time. By doing this, we create garments that can be worn and loved season after season.

Integrate features subtly.

It's important to us that our products perform well outdoors but can also blend in indoors. By integrating technical features subtly, we create highly versatile products that are more likely to be worn over and over in a variety of settings. Our hope is that this means you can do more with less stuff.

Minimize harm to people and planet.

We believe that a product's function should be at least proportional to the impact of its production on the world. In practice, this means that throughout our design practice we strive to minimize impact while maximizing function.

Iterate and stay tuned to feedback.

In addition to designing new styles, we are constantly iterating old ones to make them the best they can be. We make edits to existing products each season based on our own experiences and yours.

In 2024, we published our Product Feedback Form to formalize feedback collection and began incorporating data from our repair program into our garment construction improvement processes. We welcome your input.

Read more about our mission, values, principles, and sustainability efforts here.

Products

In the spirit of showing and not telling, here is the photo spread from the top of the page one more time. We searched our photo library from the last year or so and found the 12 images we felt encapsulated our products being used as intended: for living. Our **Instagram** and our **website** are good places to check out our products in more detail.



It all started with our OG Flex Canvas Pants, funded 2x on Kickstarter, and has grown into seasonal collections for both men and women, covering ankle to head.

MEN'S
Flex Canvas




Flex Canvas Pants

YKK Zipper Fly

Deep, ventilated mesh front pockets with phone sleeves

Hidden YKK zippered pocket inside left hand pocket

Extra bar tacks and reinforcements on all pockets

Gusseted crotch for mobility and durability

Articulated knee

Flat felled seams in high stress areas

Tapered leg

Double needle stitching for cuff reinforcement

Knife pocket

Reinforced rear patch pockets with hidden YKK zipper closures

Mesh rear lining for temperature control

Expanded media pocket, per customer request

Roll up leg system with 3M reflective taping

Overall refinement of fit and construction

Our men's Flex Canvas pants are one pair of pants that do more with classic, everyday style.

FABRIC SPECS

60% OCS Certified Organic Cotton, 38% GRS Certified Recycled Polyester 2% Spandex 270 gsm

COLORS AVAILABLE

Brown · Olive · Caramel · Chestnut · Navy · Black (new)

SIZES AVAILABLE

WAIST	INSEAM
29"	30" / 32" / 34"
30"	30" / 32" / 34"
31"	30" / 32" / 34"
32"	30" / 32" / 34"
33"	30" / 32" / 34"
34"	30" / 32" / 34"
36"	30" / 32" / 34"
38"	30" / 32" / 34"
40"	30" / 32" / 34"

PRICING PER UNIT

$129.00 MSRP

EST UPSTREAM FOOTPRINT PER UNIT

9.23 kg CO_2 eq

With products like our Flex Canvas and Ecotrek Overalls becoming top sellers within one season of release.

Product Breakdown: LIVSN Men's Ecotrek Overalls

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Watch on YouTube

Watch more product and brand videos **here**.

Our model


Where we sell
LIVSN
DTC
Retailers
Flagship Store
We have an omnichannel business model selling direct-to-consumer via our website, wholesale through our retail partners, and through our own Flagship brick & mortar location..
We believe in a customer-first approach, utilizing the unique characteristics of each channel to drive the others.

Where we sit in the market

In a practical business sense, we're filling a gap in the outdoor apparel market by providing clothing that balances attention to detail with everyday usability, as well as features that matter outdoors. We've created a new category of premium, do-it-all, seven-days-a-week pants that aren't just an Instagram gimmick, and we've steadily followed up with category-defining shirts, shorts, jackets, and overalls for both men and women.

Traction


Direct to consumer metrics
LIVSN
2022
KPIs
2023
KPIs
2024
KPIs
AOV
$152
AOV
$152
AOV
$179
Blended ROAS
4.9x
Blended ROAS
4x
Blended ROAS
4.6x
CAC
$40
CAC
$50
CAC
$55+
Revenue
$786K
Revenue
$1.2M
Revenue
$1.5M

Last year, we had the highest earnings since the company was founded in 2018: we saw expansion in wholesale accounts and steady growth in our DTC market.

We've been at this for seven years, and we have built a tremendous foundation of brand, product, suppliers, distribution, and people on which we can build a truly incredible business. We've established a strong reputation within the outdoor industry, one that is notoriously tough to break into, through our commitment to product quality, community support, and company ethos. We have a product catalogue covering men's and women's tops and bottoms, as well as Spring to Winter collections. We have a supply chain that's tested, scalable, and responsibly run and company operations to back it up. We have a brand that inspires people to be more present in life by living and consuming intentionally. And we have a team full of rising stars in the industry.

ready to put their capabilities to work on this next stage.

Wholesale traction and market expansion

Our wholesale channel represents a critical growth driver for both revenue and brand awareness, particularly in the outdoor apparel sector, where specialty retailers drive the heart and soul of the outdoor industry.

Average retailer pre-season order sizes have grown from $1,500 to $4,000 per season, demonstrating an increasing level of confidence among retailers in our brand.



Wholesale metrics & distribution
LIVSN
Notable Retailers
PUBLIC LANDS
Backcountry
GEARHEAD
PACK RAT
GETZ'S
MASSEY'S
SCHNEE'S
core
MAST GENERAL STORE
Brand Rep Agencies
8
2023 retailer count: 102
2024 retailer count: 112
2022 Revenue $378
2023 Revenue $438k
2024 Revenue $616k
Proj. 2025: $730k

Notable press



GEARJUNKIE

"The Ecotrek pant has everything we loved about the brand's first design, but brings more stretch, lighter weight, and an athletic design more suitable to climbing or fast-paced activities in warm climates."

Forbes

"Lighter than most canvas and blessed with a bit of stretch, they're more comfortable than traditional canvas pants but will still be better suited for the outdoor parts of your road trip than for those longer drives."

Outside

"These trousers from LIVSN do it all."



MEN'S JOURNAL

"When it comes to versatile, durable, and comfortable outdoor wear, you can't really get much better than the LIVSN Flex Canvas Pants."

Carryology

"Burly for adventuring, plenty of clever organization for EDC, handsome and techy for traveling, and super comfortable for lounging around. A jack of all trades. Love these pants."

GEAR PATROL

"I think the pants really nail the nexus of comfort/looks/tech chops, and appreciated what felt like just the right amount of stretch. I also really dig the roll-up feature, particularly for scrambling."

GEARJUNKIE

"These new technical pants from LIVSN are some of the most versatile and breathable pants I've ever taken on the trail. When it comes to providing ultimate mobility without compromising capability, these pants check every box."

Key figures

- $8M Lifetime Revenue

  - *(updated more accurately than the video, which says $7M)*

- 40,082 all-time orders shipped

- 21,834 all-time customers

- Shipments to all 50 states and 81 countries

- Carried in 112 retail stores in the USA

- 53% Compound Annual Growth Rate since 2018

- 4.62 average product rating over 3,297 reviews

A team of rising stars, backed by experts

We have the privilege of working with some of the greatest minds in the outdoor industry as advisors:

- **Eoin Comerford**, Board Advisor focusing on marketing, wholesale, and industry expertise

  - Formerly CEO at Moosejaw, current consultant, public speaker, and member of The Rock Fight, the outdoor industry's leading podcast.

- **Phil Graves**, Board Member and Advisor focusing on impact and finance

  - Formerly VP at Patagonia, who oversaw Tinshed Ventures and Worn Wear.

- **Todd Stockbauer**, Fractional CFO and Advisor focusing on finance and operations

  - Formerly CFO at Spyder, currently a consultant for emerging and mature outdoor companies.

What does LIVSN mean?

"LIVSN" comes from the Swedish word livsnjutare, which means "one who lives life fully."

That's our north star. Creating apparel that enables people to live life fully, whether that's technical climbing or casual hiking, we're here to help make pursuing your passion a little easier with clothing you don't have to worry about.

Our story

After overcoming addiction and incarceration, our founder redefined his life and created LIVSN, a brand built on intentionality and resilience. This foundation led to the creation of thoughtfully designed clothing that supports both outdoor adventures and everyday moments, backed by a lifetime warranty and a comprehensive repair program.

Our motto, "Own Less, Live More," encourages you to live a well-worn life by focusing on experiences, knowing your clothing can handle whatever you throw at it.

Read more about the story on our website **here**, or in Outside Magazine **here**.

Our Story:

After addiction and incarceration, our founder redefined his life by creating

A Brand Built on Intentionality and Resilience.

This foundation led to thoughtfully designed clothing to support outdoor adventures and everyday moments, backed by a lifetime warranty and repair program. Our motto,

Own Less, Live More

encourages you to live a Well Worn Life by focusing on experiences, knowing your clothing can handle whatever you throw at it.





B Corp:

A B Corp is a company that has been certified for meeting high standards of social and environmental performance, accountability, and transparency.

"Create products and systems that maximize function and minimize harm to people and planet."

This is our benefit statement, and they're more than just words. Through structuring our company as a Public Benefit Corporation, we're legally bound to follow through. We know we aren't perfect, but we believe in the progress we've made and in being transparent about the improvements we're making. That's why, in addition to earning our B Corp Certification, we also released our inaugural impact report and supplier code of conduct last year.



Our Mission as a Certified B Corp ™:

Create products and systems that maximize function and minimize harm to people and planet.

	Maximize	**Minimize**
Design	Utility and versatility Physical and emotional durability Circular design Continuous product improvement	Excessively trendy styles Singular use cases Linear design Product stagnancy
Production	Lower impact materials Fair and safe working conditions High level craftsmanship Stringent quality control	Carbon emissions Water usage and contamination Resource depletion Harmful chemicals
Life Cycle	Repairs to extend a garment's first life Resale opportunities Downcycling, recycling, and other end-of-life usage when appropriate	Garments being downcycled when they could be reused Garments being wasted when they could be downcycled
Operations	Fair and safe working conditions Community involvement and support	Carbon emissions Water usage Resource depletion

*This is not a comprehensive list.

How we grow

Our growth strategy balances maintaining best-sellers, like our

Our growth strategy balances maintaining best-sellers, like our signature Flex Canvas Pants, with intentional new product introductions.

This approach effectively balances innovation with efficient inventory management, allowing us to test market preferences with minimal risk.



Intentionality
FROM THE BEGINNING
Flex Canvas
60% OCS Certified Organic Cotton 38% GRS Certified Recycled Polyester | 2% Spandex | 270gsm
Made to take you from trail to town. A classic cotton canvas look and feel, blended to strengthen, stretch, wick sweat, and dry.
PRODUCTS
Men's Flex Canvas Pants
Women's Flex Canvas Pants
Flex Canvas Overalls
Men's Forager Jacket
Women's Forager Jacket
Men's Flex Canvas Shorts
Women's Flex Canvas Shorts
Men's Holler Shorts
Women's Holler Shorts
Ecotrek
Made for the outdoors from ocean waste. Lightweight, breathable, water-resistant, sweat-wicking, abrasion-resistant, quick-drying, and stretchy.
PRODUCTS
Men's Ecotrek Pants
Women's Ecotrek Pants
Men's Ecotrek Shorts
Women's Ecotrek Shorts
Men's Ecotrek Overalls
Women's Ecotrek Overalls
Karst
Made to withstand the toughest conditions. Ultra abrasion-resistant, dense, and breathable, with four-way stretch.
PRODUCTS
Karst Pants
Key
Tier 3
Tier 2
Tier 1
LIVSN HQ
Product Lines
Please note, the points on the map below are approximations, not exact locations.
SOUTH KOREA
CHINA
TAIWAN
VIETNAM
SUPPLIER A
SUPPLIER B
SUPPLIER C
SEAWOOL® RIPSTOP LINE
SEAWOOL® FLANNEL LINE
VERSA LINE
VERSA LITE LINE
FLEX CANVAS LINE
POLARTEC® POWER AIR™ LINE
HEMP RIPSTOP LINE
ECOTREK LINE
KARST LINE
Versa / Versa Lite
Tencel blends made for all occasions. Breathable, sweat-wicking, quick-drying, and strong.
PRODUCTS
Men's Keystone Long Sleeve
Women's Keystone Long Sleeve
Men's Pack Shirt
Women's Pack Shirt
Hemp Ripstop
Made for casual days in town and at the crag. A natural look and feel with technical durability and stretch. Our first hemp blend, boasting breathability, durability, and relatively low upstream water consumption (as compared to other naturals).
PRODUCTS
Unisex Crux Pants
Seawool® Ripstop / Flannel
Versatile blends made with oyster shells and recycled plastic bottles for fabrics that breath like naturals and perform like synthetics.
PRODUCTS
Men's Creek Shirt
Women's Creek Shirt
Men's Benchmark Field Flannel
Polartec® Power Air™
Made to retain warmth and reduce microfiber shedding. Efficient warmth, pill resistant, dual-surface construction, and sheds up to 5x less than other premium mid-layer fabrics.
PRODUCTS
Men's Highlands Sweater
Our Supply Chain
Healthy supply chains are made through transparency and partnership. We've been in production with many of our suppliers since the inception of LIVSN and are working closely with them to constantly improve our standards of excellence — from quality control to environmental impact to labor practices.
Supplier A has been with us since the very first Flex Canvas Pants Kickstarter campaign in 2018. In 2022, Supplier A completed the second step of the Higg Facility Social Labor Module (FSLM). In 2024, following our relationship-boosting visit to the factory, Supplier A completed the first level of the Higg Facility Environmental Module (FEM). We are working with this supplier to continue progressing through the Higg FSLM and FEM.
Supplier B is LEED v4 Gold certified. The factory was WRAP certified through 2023, ensuring that it complied with the 12 WRAP Principles that promote safe, legal, and ethical manufacturing processes. As certification demands have evolved, they are now working to perfect their flat organizational hierarchy, giving greater voice to their garment workers. They also have plans for an on-site karaoke room, which has us jealous.
Supplier C began producing LIVSN products for Spring 2025. Supplier C is WRAP Gold certified, ensuring that it complies with the 12 WRAP Principles that promote safe, legal, and ethical manufacturing processes.
All of our suppliers, from Tier 1 to 4, are expected to comply with our Code of Conduct, which includes working toward high environmental and labor standards and accreditations, communication and approval of all subcontracting, and posting the Code of Conduct in a location accessible to workers. Compliance is currently self-reported.

What people are saying

Emma Littman, Outdoor Retailer Buyer

"We've carried Livsn since we were first approached and shown their men's Flex Canvas pants in 2021. I am in an apparel buying role that is approached by brands all the time to check out their products. They almost always claim to offer something new, different, interesting. To me that is a well-worn argument, the idea that a company truly has something different than what has been around. It took me until I tried

the women's specific pair of Flex Canvas Pants to realize that Livsn actually did have something different in the works. In the 4 years since then we have seen Livsn's catalogue expand, but in such a thoughtful way. They maintain a unique, specific, and timeless style. The catalogue is not overwhelming or redundant. This simple, almost unspoken choice shows me that they not only say they care about sustainability and waste reduction in materials, but also in their scope of production. Each season adds a new piece or two, and maybe a new color. As a buyer I don't feel bombarded by excess, but instead excited to know that they won't come out with new things for the sake of newness, but only when they truly feel like it's worthwhile. We continue to buy Livsn because we want to put our money where our mouth is. RRT and Livsn were both BCorp certified this past year, and we have made it a pillar of our buying process to use our dollars to support those who we feel have a similar ethos. I look forward to future seasons of Livsn's practical, sustainable, and especially comfortable apparel for our shop and for my own closet."



Eoin Comerford, Former CEO of Moosejaw

Eoin Comerford, Former CEO of Moosejaw



Why we're raising capital

This funding will extend our runway, enable critical inventory orders, and support our retail expansion strategy as we progress toward profitability.

Our goal is to scale responsibly: expanding distribution, developing new products, and reaching more people who share our ethos of owning less and living more.

Why We Decided to Raise a Community Round

Our community has always been our foundation, and as we first began with crowdfunding our original Flex Canvas Pants, it felt right to return with crowdfunding our original Flex Canvas Pants, it felt right to return to the people who make this possible.

Many of you have been with us since the early days, repairing your gear instead of replacing it, and sharing our story with friends.

Now, you can be more than customers. You can be owners. This round gives you the chance to invest directly in LIVSN's future, and to share in the success of building an outdoor brand that does things differently.

We've been busy since our last WeFunder round. We have brought product development in-house, earned our B-corp certification, released our first impact report, launched our supplier code of conduct, added new team members, expanded our sales territories and retailer network, streamlined internal processes, joined Grassroots Outdoor Alliance, joined Locally, joined Brands for Public Lands, and added over a dozen great new products in new categories.

We invite you to join us in this next phase of sustainable growth.

What your support will do

We're set up to take the brand to the next level: we have a lean but powerful team, robust systems, great products, and committed partners. With a successful raise, you will help us accelerate our growth by expanding our marketing reach, alleviating constraints to product development, and ensuring we can produce the right product mix at the right time. In short, you'll be helping us encourage more people to own less and live more.

If you've read this far:

Then you might be the type of person to dive into some selected data from our 2024 Lifecycle Assessment, Customer Discovery, and Impact Report:



On average, customers wear their Flex Canvas Pants...

Never — 1.1%

Rarely — 1.7%

1-3 Days/Month — 12.5%

4-10 Days/Month — 53%

11-20 Days/Month — 21.8%

21-30 Days/Month — 9.9%

The statistics above are based on a 2024 Flex Canvas Pant Life Cycle Assessment which surveyed 353 Flex Canvas Pant purchasers.



77% of Flex Canvas Pants customers report strong durability as compared to other pants.

The statistic above is based on a 2024 Flex Canvas Pant Life Cycle Assessment which surveyed 353 Flex Canvas Pant purchasers.



94% of Flex Canvas Pants customers still actively wear their first pair.

The statistic above is based on a 2024 Flex Canvas Pant Life Cycle Assessment which surveyed 353 Flex Canvas Pant purchasers.



LIVSN Design Principles

Choose the highest **quality materials.**

Build **durability** into design.

Prioritize **mobility.**

Aim for **timeless style.**

Integrate features **subtly.**

Minimize harm to people and planet.

Iterate and stay tuned to feedback.

The LIVSN Design Principles were established in 2018 to guide LIVSN product development.

Our Customer:

On a regular basis, our customers...


Hike 77%
Travel to Natural Environments 64%
Travel to Urban Environments 54%
Look Busy at a Coffee Shop 39%
Backpack 33%
Road Bike 25%
Mountain Bike 25%
Rock Climb 19%
Fish 18%
Overland 17%
Hunt 10%

The percentages above represent the percentage of respondents who indicated that they participate in the listed activity on a regular basis.

When they're not buying LIVSN, our customers buy...


Patagonia 59%
The North Face 33%
Carhartt 30%
Fjallraven 29%
Kuhl 26%
Levi's 22%
Arcteryx 22%
Prana 21%
Vuori 19%
Lululemon 18%
Topo Designs 14%

The percentages above represent the percentage of respondents who indicated that they buy from the listed brand.

The data above is based on a 2025 Customer Discovery survey of 291 people in LIVSN's audience, 92.8% of whom were past customers at the time of survey.

Our Customer:

When asked what they prioritize when it comes to apparel, the LIVSN audience answered...

#1   Durability
#2   Fits my personal style
#3   Versatility
#4   Timelessness
#5   Fiber content
#6   Warranty/repair
#7   Identify with brand
#8   Feature-rich
#9   Innovative materials
#10   Cost competitive
#11   Country of origin
#12   Transparency
#13   Currently on trend

Annually, our customers report purchasing...

< 1 New Garment	4%
1 - 2 New Garments	12%
3 - 5 New Garments	32%
6 - 8 New Garments	23%
9 - 11 New Garments	16%
12 - 24 New Garments	9%
> 24 New Garments	4%

The numbers above represent total purchases, not only LIVSN purchases.

Our customers are aged...

< 25 Years Old	3%
25 - 44 Years Old	50%
45 - 64 Years Old	38%
> 64 Years Old	9%

When it comes to apparel, **51.2% of customers prefer a product that incorporates something tried and true,** whereas **48.8% prefer a product that offers something new.**

The data above is based on a 2025 Customer Discovery survey of 291 people in LIVSN's audience, 92.8% of whom were past customers at the time of survey.

2024 Impact report data

On average, the production of LIVSN garments produces **12.3% less carbon emissions** than similar products using conventional materials.

87.5% of 2024 LIVSN styles were made of majority **recycled or organic materials.**

87.5% of LIVSN styles produced in 2024 contained recycled materials. **50% of LIVSN 2024 styles** were made of majority **recycled materials.**

37.5% of LIVSN 2024 styles were made of majority certified **organic materials.** Two styles were made of majority conventional cotton.

0% of LIVSN styles ever produced have included added **PFAS or "forever chemicals."** Nine styles produced in 2024 featured a C0 DWR finish.

*Due to an administrative error, some of the impact figures in the FW25 workbook were incorrect. Please reference this book, the 2025 Impact Report, or our digital Product Impact Data for the most accurate data.

2024 repair program data

In 2024, there were

221

pre-loved pieces sold

In 2024, customers bought pre-loved garments from LIVSN and from one another, proving that



47% Brand Direct

53% Peer to Peer

through the LIVSN resale platform.

sharing is caring.

Since we began tracking repairs in early 2022, **we've repaired...**



In 2024, there were

234

garments repaired

through the LIVSN repair program.

45.5% of the LIVSN audience buys **less than one used garment** per year, while only **3.5%** buys **less than one new garment** per year. We're working to make secondhand shopping more accessible and attractive to our customers and welcome collaboration with our retailers.

The statistics above are based on a 2025 Customer Discovery survey of 291 people in LIVSN's audience.

Thanks for looking



